

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 12, 2006

via U.S. mail
Daniel J. O'Leary
President and Chief Executive Officer
Edgen Corporation
18444 Highland Road
Baton Rouge, Louisiana 70809

        Re: **Edgen Corporation**
                Registration Statement on Form S-4
                Filed April 14, 2006
                File No. 333-133311
                Annual Report on Form 10-K for the Fiscal Year ended
                December 31, 2005
                File No. 333-124543

Dear Mr. O'Leary:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1.   Where comments on a section also relate to disclosure in another section or filing, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Risk Factors

Risk Factors Relating to our Notes, page 17

2.   Many of your risk factor headings do not adequately summarize the risk disclosed in the disclosure that follows. We note for example the risk factor headings with respect to the second risk factor on page 18 and the first risk factor on pages 19 and 23. Please revise the risk factor headings accordingly.

3.   As currently drafted, the risk factors "[T]he lien ranking provisions...," on page 20 and "[T]he ability of the collateral agent...," on page 21 do not clearly identify the risk to holders of the notes. Revise your risk factor headings and discussion so that you succinctly identify the material risk to note holders resulting from the limitations imposed on the collateral agent.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results. . ., page 23

Predecessor and Successor, page 23

4.   Please expand your description of the combination of the predecessor and successor periods for 2005 to separately explain any purchase accounting adjustments and quantify the effects of having applied purchase accounting in comparing the results from period to period.

Consolidated Financial Statements, page 43

Consolidated Balance Sheets, page 45

5.   Please disclose separately any item in excess of five percent of total liabilities. Refer to Rule 5-02.20. of Regulation S-X for additional guidance.

Consolidated Statements of Operations, page 46

6.   We note that you present cost of sales excluding depreciation and amortization on pages 46, 71, and 73. Please revise the cost of sales line item to indicate this amount is exclusive of depreciation expenses as listed separately below. In addition, it is not appropriate to disclose a measure of gross profit excluding depreciation. Please remove the sub-total "gross profit" from your consolidated statement of earnings, selected quarterly financial statements and condensed consolidated financial information. Refer to SAB Topic 11:B for further guidance.

Consolidated Statements of Cash Flows, page 48

7.   Please revise to reconcile net cash provided by operating activities to net income (loss), versus net income (loss) from continuing operations. Refer to paragraph 28 of SFAS 95 for additional guidance.

Notes to Consolidated Financial Statements, page 50

Note 1. Organization and Summary of Significant Accounting Policies, page 50

Stock-Based Compensation, page 52

8.   We note that your policy footnote states that you account for your stock-based employee compensation plan using the intrinsic value-based method of accounting. You additionally state that you have adopted SFAS 123(R), which eliminates the ability to account for share-based compensation transactions using the intrinsic-value-based method of accounting, and generally requires instead that such transactions be accounted for using a fair-value based method. Please clarify whether you account for your stock-based compensation plan using intrinsic value or fair value, and disclose the impact of any accounting change.

Note 10. Commitments and Contingencies, page 66

9.   We note your foreign currency forward exchange contracts. On page 41, you indicate that these are off-balance sheet arrangements. Please tell us how you considered paragraph 17 of SFAS 133 in accounting for these arrangements. Additionally, tell us which specific accounting literature you applied in determining how to account for these arrangements.

Controls and Procedures, page 76

10.   Please expand your conclusion that your disclosure controls and procedures are effective to "provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specific in Securities and Exchange Commission rules and forms," to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15 and "Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports", SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or in his absence, April Sifford. Accounting Branch Chief at (202) 551-3684 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or the undersigned at (202) 551-3685 with any other questions.

Sincerely,

Tangela Richter
Branch Chief

cc: via facsimile
        Bonnie Barsamian, Esq.
        Dechert LLP
        (212) 698-3599